Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS REPORTS FINANCIAL RESULTS
FOR THE FIRST HALF AND SECOND QUARTER OF 2005

The Company Records a 266% YOY Increase in Sales

First Half Highlights

6 months ended June 30
	2005	2004
Net Sales	$8,589 thousand	$3,232 thousand	Up 266%
Net Loss	$342 thousand	$1,411 thousand	Down 76%
Net Loss before amortization	$34 thousand	$1,411 thousand	Down 98%

        Yoqneam, Israel, August 10, 2005 – Elbit Vision Systems, Ltd. (OTCBB: EVSNF.OB), a leading provider of automatic optical inspection and quality monitoring systems, today announced its consolidated financial results for the first half and second quarter ended June 30, 2005.

Financial Results first half

        Revenues for the first half of 2005 were $8,589,000, an increase of 266% compared with $3,232,000 in the first half of 2004. Revenues for the second quarter of 2005 were $4,446,000 an increase of 185% compared with $2,402,000 in the second quarter of 2004

        Net loss for the first half of 2005 was $342,000, or $0.013 per share, compared to a net loss of $1,411,000, or $0.09 per share, for the first half of 2004. Net loss for the second quarter of 2005 was $225,000, or $0.009 per share, compared to a net loss of $521,000, or $0.03 per share, for the second quarter of 2004.

Excluding amortization related to 2004 acquisitions, the Company recorded net loss of $34,000, or $0.001 per share, for the first half of 2005.

Comments of Management

        Commenting on the results, Mr. Yaky Yanay, Chief Financial Officer of EVS, said, “We are pleased with our results for the first half and second quarter of 2005, which were in line with our internal projections. We expect that the significant increase in revenues will pave the way for a return to profitability. We are delighted with the continued growing demand for all our product lines, which indicates that we are well positioned for strong growth ahead.”

About Elbit Vision Systems (EVS):

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Microelectronic Division provides state-of-the-art optical and laser-based inspection and correction systems for the manufacture of LCDs, FPDs and Bare Wafers. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel and Korea, and offers global sales and support coverage.

Safe Harbor:

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs.co.il

Contact:

Yaky Yanay, VP Finance and CFO
972-4-993-6418
yaky@evs.co.il

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

	Jun-30		Dec-31
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	476	1,517	1,222
Restricted deposit	1,961	506	768
Accounts receivable:
Trade	1,842	1,887	2,287
Other	1,275	927	980
Inventories	5,107	3,426	4,682

Total current assets	10,661	8,263	9,939

LONG-TERM RECEIVABLES:
Funds in respect of employee rights
upon retirement	1,485	534	1,389
Other long-term receivables	205	112	187

Total long-term receivables	1,690	646	1,576

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	938	705	1,057

OTHER ASSETS AND DEFERRED CHARGES -
net of accumulated amortization:
Goodwill	3,893	1,520	2,448
Other intangible assets	3,722	-	4,090
Deferred charges	343	-	343

	7,958	1,520	6,881

Total assets	21,247	11,134	19,453

	Jun-30			Dec-31
	2005		2004	2004
	(Unaudited)			(Audited)
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	2,422		828	1,394
Current maturities of loan from shareholder	160		181	160
Credit from Cornell Capital Partners L.P.	2,455		-	3,328
Accounts payable:
Trade	2,227		1,189	2,450
Deferred revenues	3,347		693	789
Other	4,684		3,375	6,637

Total current liabilities	15,295		6,266	14,758

LONG-TERM LIABILITIES:
Loan from shareholder (net of current maturities)	219		369	408
Other long term liability	182		197	-
Liability for employee rights upon retirement	2,100		912	2,141

Total long-term liabilities	2,501		1,478	2,549

Total liabilities	17,796		7,744	17,307

SHAREHOLDERS' EQUITY	3,451	(**)	3,390	2,146 (*)

Total liabilities and shareholders' equity	21,247		11,134	19,453

(*)	After reduction of $2,520 shares held in escrow
(**)	After reduction of $1,168 shares held in escrow

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	6 months ended		3 months ended		Year ended
	Jun-30		Jun-30		December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)

REVENUES	8,589	3,232	4,446	2,402	10,960

COST OF REVENUES	5,436	1,866	2,731	1,137	8,542

GROSS PROFIT	3,153	1,366	1,715	1,265	2,418

RESEARCH AND DEVELOPMENT
EXPENSES - net	682	907	234	647	2,456
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,652	1,355	930	932	3,527
General and administrative	949	576	618	269	2,153

OPERATING LOSS	(130)	(1,472)	(67)	(583)	(5,718)

FINANCIAL INCOME (EXPENSES) - net	(230)	(46)	(157)	(40)	(297)
OTHER INCOME - net	18	110	(1)	104	116

LOSS BEFORE TAXES ON INCOME	(342)	(1,408)	(225)	(519)	(5,899)

TAXES ON INCOME	-	3	-	2	6

LOSS FOR THE PERIOD	(342)	(1,411)	(225)	(521)	(5,905)

NET LOSS FOR THE PERIOD BEFORE AMORTIZATION	(34)	(1,411)	(71)	(521)	(4,967)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.013)	(0.09)	(0.009)	(0.030)	(0.315)
NET LOSS BEFORE AMORTIZATION PER SHARE -
BASIC AND DILUTED	(0.001)	(0.09)	(0.003)	(0.030)	(0.265)

WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE BASIC AND DILUTED
(IN THOUSANDS)	25,042	15,313	25,042	15,313	18,724